Exhibit 99.1

XELR8 HOLDINGS REPORTS 2006 YEAR-END RESULTS

Tele-Conference and WebCast Scheduled for this Afternoon Beginning at 4:15 PM ET

DENVER, Colo. — (PR NEWSWIRE) — March 27, 2007 — XELR8 Holdings, Inc. (AMEX:BZI), a provider of functional foods, beverages and nutritional supplements, today announced results for fiscal year 2006, ended December 31, 2005.

Comparative Year-Over-Year Financial Data and Key Operational Highlights:

•                  Revenues climbed 75% to $2.15 million in 2006 compared to $1.23 million in the prior year.

•                  Gross profit margin on sales improved to 63.9% in 2006 from 55.9% in 2005.

•                  In 2006, net loss from operations declined to $4.67 million, decreasing 9.0% from $5.11 million reported for the previous fiscal year.

•                  Net loss totaled $4.67 million, or $0.48 loss per basic and diluted share, in 2006, down 7.0% from a net loss of $5.02 million, or $0.57 loss per basic and diluted share, in 2005.

•                  As of December 31, 2006, the Company had approximately $76,000 in cash, $752,000 in total current assets, no long term debt and a total shareholders’ deficit of $390,000.  In early March, XELR8 announced the completion of a $2 million equity financing, which materially strengthened its balance sheet and working capital position.

•                  XELR8 completed the development of its new liquid, nutritional drink, Bazi™, and formally launched the highly anticipated product at its 2007 National Distributor Rally, held on January 12, 2007 in Las Vegas.

•                  The Company ended the year with 2,761 total distributors in its national direct selling network.  However, XELR8 reported on March 6, 2007 that within six weeks following the launch of Bazi, it had enrolled 494 new program participants (as of the end of February).  For March 2007, the Company believes that new enrollments will exceed those of February.

•                  At its annual meeting of shareholders held in early March 2007, stockholders approved the corporate name change from VitaCube Systems Holdings, Inc. to XELR8 Holdings, Inc., and on March 20, the Company initiated trading on the American Stock Exchange under its new ticker symbol, “BZI”.

“2007 has started off on very strong footing,” stated John Pougnet, Chief Executive Officer and Chief Financial Officer of XELR8.  “We continue to be very pleased with the remarkable sales and distributor growth we have been experiencing since the launch of Bazi, and see no deceleration in the positive momentum we’ve achieved, thus far.  Moreover, the $2 million capital infusion has helped to greatly enhance our ability to support our national marketing efforts and expand our efforts to win even greater support with Bazi.  As a consequence, our 2007 first quarter results should reflect that XELR8 has gained considerable fundamental strength in a number of critical areas, not the least of which is top line revenues.”

XELR8 will host a teleconference the same afternoon beginning at 4:15 PM Eastern Time, and invites all interested parties to join management in a discussion regarding the Company’s financial results, corporate progression and other meaningful developments.  The conference call can be accessed via telephone by dialing toll free 1-800-218-0204, or via the Internet at www.xelr8.com.   For those unable to participate at that time, a replay of the webcast will be available for 90 days on www.xelr8.com.

About XELR8 Holdings, Inc.

XELR8 Holdings, Inc. is a provider of nutritional foods and beverages designed to help enhance physical health and overall performance.  XELR8 has developed a comprehensive line of nutritional supplements and functional foods designed in systems that are easy to take, simple to understand, and conveniently fit within a lifestyle. These include the Company’s Eat/Drink/Snack System; Peak Performance System; and its newest market entry, Bazi™, a powerful, concentrated, antioxidant nutritional drink packed with eight different superfruits and berries, including the Chinese jujube plus 12 vitamins and 68 minerals, providing all the daily vitamin and minerals you need in a single, convenient, one-ounce shot.

XELR8’s commitment to quality, science and research has earned the Company a loyal following of over 350 world-class athletes and an elite list of endorsers, such as five-time Cy Young Award Winner Randy Johnson; Super Bowl Champions Mike Alstott, Lawyer Milloy and Head Coach Mike Shanahan; professional football superstar Cadillac Williams; Olympians Briana Scurry and Caroline Lalive; Stanley Cup Winner Blake Sloan; and PGA Tour Professional Tom Pernice, Jr.  XELR8 products are only available through independent distributors located throughout the nation.  For more information about XELR8, please visit www.xelr8.com or www.drinkbazi.com.

XELR8 HOLDINGS, INC. CONSOLIDATED BALANCE SHEETS
For the Years Ended December 31, 2006 and 2005

	2006	2005

ASSETS
Current assets:
Cash	$76,147	$2,805,021
Short term Investments	—	110,000
Accounts receivable, net of allowance for doubtful accounts of $10,706 and $5,463, respectively	4,785	8,758
Inventory, net of allowance for obsolescence of $41,655 and $16,879, respectively	411,364	542,749
Prepaid expenses and other current assets	259,292	279,502
Total current assets	751,588	3,746,030

Property and equipment, net	123,943	93,423
Intangible assets, net	11,212	36,219
Deferred offering and loan costs	133,889	—

Total assets	$1,020,632	$3,875,672

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$1,160,916	$455,996
Short-tem note payable	250,000	—

Total Liabilities	1,410,916	455,996

Commitments and Contingencies

SHAREHOLDERS’ EQUITY (DEFICIT):
Preferred stock, authorized 5,000,000 shares, $.001 par value, none issued or outstanding	—	—
Common stock, authorized 50,000,000 shares, $.001 par value, 10,097,170 and 9,618,900 issued and outstanding respectively	10,097	9,619
Additional paid in capital	16,849,900	15,990,889
Accumulated (deficit)	(17,250,281)	(12,580,832)

Total shareholders’ equity (deficit)	(390,284)	3,419,676

Total liabilities and shareholders’ equity (deficit)	$1,020,632	$3,875,672

XELR8 HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005

Net revenues	$2,148,420	$1,227,803
Cost of goods sold	775,762	540,916
Gross profit	1,372,658	686,887

Operating expenses:
Selling and marketing expenses	2,626,613	2,856,351
General and administrative expenses	3,275,689	2,844,633
Research and development expenses	73,921	70,037
Depreciation and amortization	66,333	25,682
Total operating expenses	6,042,556	5,796,703

Net (loss) from operations	(4,669,898)	(5,109,816)
Other income (expense)
Interest income	34,337	96,780
Interest (expense)	(33,888)	(2,841)

Total other income (expense)	449	93,939

Net (loss)	$(4,669,449)	$(5,015,877)

Net (loss) per common share
Basic and diluted net (loss) per share	$(0.48)	$(0.57)

Weighted average common shares outstanding, basic and diluted	9,714,021	8,768,452

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including prospects for XELR8’s distribution network. Actual results may differ from those discussed in such forward-looking statements. These forward-looking statements include risks and uncertainties that include the Company’s ability to attract and retain distributors; changes in demand for the Company’s products; changes in the level of operating expenses; changes in general economic conditions that impact consumer behavior and spending; product supply; the availability, amount, and cost of capital for the Company; and the Company’s use of such capital. More information about factors that potentially could affect the Company’s financial results is included in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2006 and all subsequent filings. Certain statements in this release regarding the Company’s agreements are in accordance with the guidelines established by the Federal Trade Commission for endorsements in advertising.

Company Contacts:	XELR8 Holdings, Inc.	Elite Financial Communications Group, LLC
	John Pougnet, CEO/CFO	Dodi Handy, President and CEO
	(303) 316-8577	(407) 585-1080
	CEO@xelr8.com	bzi@efcg.net